                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    928615103
          -----------------------------------------------------------
                                 (CUSIP Number)


                               Deutsche Telekom AG
                 Kevin Copp, Head of International Legal Affairs
                            Friedrich-Ebert-Allee 140
                              D-53113 Bonn, Germany
                                 49-228-181-8000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 23, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

---------------------------------------------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Deutsche Telekom AG
              IRS Identification Number:  N/A
---------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)[ ]
                                                                                                               (b)[X]

---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC  (See Item 3)
---------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Federal Republic of Germany
---------------------------------------------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
    NUMBER OF SHARES
                                              31,250,000
                           ------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER

                                               0
     EACH REPORTING        ------------------------------------------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

         PERSON                               31,250,000
                           ------------------------------------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
          WITH
                                               0
---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,250,000

---------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   X


---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.74%

---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
---------------------------------------------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         This statement relates to shares of common stock (the "Common Shares") of VoiceStream Wireless Corporation (the "Company"), par value $0.001. The address and principal executive office of the Company is: 3650 131st Avenue S.E., Bellevue, Washington 98006.

Item 2.           Identity and Background.

         This statement is filed, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Deutsche Telekom AG ("DT"), an Aktiengesellschaft organized under the laws of the Federal Republic of Germany. DT's business address is Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany. DT is principally engaged in the telecommunications business.

         During the last five years, DT has not been convicted in any criminal proceeding. During the last five years, DT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding DT is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address, citizenship and present principal occupation or employment of each member of the Supervisory Board and Board of Management of DT are set forth on Schedule I hereto and are incorporated herein by reference. Unless otherwise specified, each member of the Board of Management and Supervisory Board is a citizen of the Federal Republic of Germany.

         During the last five years, to the best of DT's knowledge, no person on
Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         Pursuant to, and subject to the terms and conditions contained in, the Stock Subscription Agreement described in Item 4, DT has agreed to purchase 3,906,250 shares of Convertible Voting Preferred Stock of the Company, par value $0.001 per share (the "Convertible Preferred Stock"). The Convertible Preferred Stock is convertible into 31,250,000 Common Shares at a price of $160.00 per Common Share, subject to adjustment, but only in the event that the Merger Agreement described in Item 4 is terminated. The aggregate amount of funds that DT will utilize to purchase the 3,906,250 shares of Convertible Preferred Stock will be $5 billion. DT expects to use currently available funds to effect the purchase of Convertible Preferred Stock.

Item 4.           Purpose of Transaction.

         On July 23, 2000, DT and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a newly formed wholly-owned Delaware subsidiary of DT will be merged under Delaware law into the Company (the "Merger"), with the Company being the surviving corporation. All of the stockholders of the Company will become entitled to receive ordinary shares of DT, cash or a combination thereof, subject to proration and other adjustments, as more fully described in the Merger Agreement.

         The Merger is subject to the satisfaction of certain conditions, including receipt of regulatory approvals and approval from the stockholders of the Company, as set forth in the Merger Agreement. Consummation of the Merger would result in the Company becoming a wholly-owned subsidiary of DT and the Common Shares ceasing to be listed on NASDAQ. The Merger Agreement, Exhibit 1 hereto, is incorporated herein by reference.

         In connection with DT's entering into the Merger Agreement, the Company entered into a Stock Subscription Agreement with DT, dated as of July 23, 2000 (the "Stock Subscription Agreement"), pursuant to which DT has agreed to purchase 3,906,250 shares of Convertible Preferred Stock for an aggregate subscription price of $5 billion. DT's purchase of the Convertible Preferred Stock is subject to receipt of certain regulatory approvals. To the extent that DT's purchase of the Convertible Preferred Stock is not permitted as a result of limitations on foreign ownership under the Communications Act of 1934 and Telecommunications Act of 1996, both as amended, without obtaining a waiver of such limitation from the Federal Communications Commission (the "FCC"), DT shall, pursuant to the Stock Subscription Agreement, purchase such lesser amount of stock as DT is permitted to purchase without violating the limitation on foreign ownership. The Stock Subscription Agreement provides that any of the 3,906,250 shares of Convertible Preferred Stock not purchased by DT initially shall be purchased by DT promptly after the required waiver is obtained. DT's obligation to purchase the Convertible Preferred Stock pursuant to the Stock Subscription Agreement is independent of its obligations under the Merger Agreement. The Stock Subscription Agreement, Exhibit 2 hereto, is incorporated herein by reference.

         The Convertible Preferred Stock will rank senior to the Common Shares and the Company's 2 1/2% Convertible Preferred Stock with respect to rights on liquidation, dissolution or winding up, but junior to any other series of the Company's preferred stock. The Convertible Preferred Stock will be entitled to receive dividends and other distributions in respect of the Company's capital stock at the same rate and at the same time as Common Shares. The Convertible Preferred Stock will be convertible into 31,250,000 Common Shares at a price of $160.00 per Common Share, subject to adjustment, but only in the event of the termination of the Merger Agreement. The Common Shares into which the Convertible Preferred Stock will be convertible currently represent approximately 12.74% of the 214,117,711 Common Shares outstanding as of June 30, 2000, based on information supplied by the Company to DT. As a holder of the Convertible Preferred Stock, DT will be entitled to one vote per share of Convertible Preferred Stock it owns on all matters on which holders of Common Shares vote. DT's Convertible Preferred Stock currently represents 1.79% of the outstanding voting securities of the Company. The Form of Certificate of Designation for the Convertible Preferred Stock, Exhibit 3 hereto, is incorporated herein by reference.

         In connection with DT's agreement to purchase the Convertible Preferred Stock, DT and the Company have entered into an Investor Agreement, dated July 23, 2000 (the "Investor Agreement"), pursuant to which DT and certain of its affiliates have agreed to be subject to certain standstill obligations limiting DT's right to acquire additional voting securities of the Company, other than pursuant to the Merger or in certain limited circumstances. The Investor Agreement further prohibits DT from transferring any of its Convertible Preferred Stock prior to the termination of the Merger Agreement. The Investor Agreement grants DT certain rights to purchase up to its pro rata amount of certain subsequent issuances of equity securities by the Company in order for DT to maintain its percentage ownership interest in the Company (subject to limitations) and grants DT certain registration rights with respect to any Common Shares it may own. The Investor Agreement, Exhibit 4 hereto, is incorporated herein by reference.

         In connection with DT's agreement to purchase the Convertible Preferred Stock, DT, the Company and certain stockholders entered into the First Amended and Restated Voting Agreement (the "First Amended and Restated Voting Agreement") that will become effective at such time as DT converts its Convertible Preferred Stock into Common Shares (the "Effective Time"). Pursuant to the First Amended and Restated Voting Agreement, the parties thereto agree, among other things, after the Effective Time, to vote for the election to the Board of Directors of the Company of two designees of DT for so long as DT owns at least 9,800,000 Common Shares, and one designee for so long as DT owns less than 9,800,000 Common Shares but at least 4,500,000 Common Shares. The First Amended and Restated Voting Agreement, Exhibit 5 hereto, is incorporated herein by reference.

         As a condition to DT's agreeing to enter into the Merger Agreement, certain stockholders of the Company (the "Stockholders") have entered into Stockholders Agreements with DT, dated as of July 23, 2000 (collectively, the "Stockholders Agreements"), pursuant to which the Stockholders have agreed to vote their Common Shares in favor of the Merger Agreement and the Merger and have agreed to vote against, and not to consent to, any Alternative Transaction (as defined in the Stockholders Agreements) and not to transfer any of their Common Shares, in each case for periods specified in the Stockholders Agreements. Certain stockholders of the Company holding warrants to purchase Common Shares entered into agreements with DT pursuant to which such stockholders agreed to submit election forms, as described in the Merger Agreement, in connection with the Common Shares covered by such warrants. The agreements with such stockholders, Exhibits 6 to 12 hereto, are incorporated by reference herein.

         In connection with the Merger Agreement, DT entered into separate agreements with Cook Inlet and Providence Media, two joint venture partners of the Company having contingent contractual rights, under certain circumstances, to exchange their respective interests in the joint ventures or affiliates of such joint ventures into Common Shares. Pursuant to these agreements, DT agreed, on the effective date of the Merger, to assume the Company's obligations under such exchange rights and Cook Inlet and Providence consented to the form and substance of such assumption. In addition, to the extent that they elect to exercise their exchange rights prior to the relevant stockholders meeting of the Company, Cook Inlet and Providence agreed to certain transfer restrictions on no more than 50.1% of the Common Shares they may own as a result of exercising such exchange rights and have agreed to vote any Common Shares they may own as a result thereof in favor of the Merger Agreement and the Merger and against, and not to consent to, any Alternative Transaction. The agreements with Cook Inlet and Providence entered into in connection with the Merger Agreement, Exhibits 13 and 16 hereto, are incorporated by reference herein.

         The preceding summary of certain provisions of the Merger Agreement, the Stock Subscription Agreement, the Form of Certificate of Designation, the Investor Agreement, the First Amended and Restated Voting Agreement, the Stockholders Agreements and the agreements with Cook Inlet and Providence, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

         A copy of the press release announcing the merger agreement and DT's investment in the Convertible Preferred Stock, attached as Exhibit 17, is incorporated herein by reference.

                  Item 5.           Interest in Securities of the Issuer.

         (a) and (b)

         Upon the occurrence of the closings under the Stock Subscription Agreement, DT will become the record owner of 3,906,250 shares of Convertible Preferred Stock and the beneficial owner of 31,250,000 Common Shares, currently representing approximately 12.74% of the outstanding Common Shares.

         As of August 1, 2000, Jeffrey A. Hedberg, a member of the Board of Management of DT, owned 381 Common Shares. To the best of DT's knowledge, no other member of the Supervisory Board or Board of Management of DT beneficially owns any Common Shares. DT hereby disclaims beneficial ownership of the Common Shares owned by Mr. Hedberg.

         Pursuant to the Stockholders Agreements, the Stockholders have agreed to vote their Common Shares in favor of the Merger and the Merger Agreement and have agreed to vote against, and not consent to, any Alternative Transaction. The number of Common Shares subject to the Stockholders Agreements currently represent more than 50% of the aggregate number of Common Shares outstanding as of June 30, 2000, together with the number of Common Shares underlying the Company's 2 1/2 Convertible Preferred Shares, which are expected to be converted into Common Shares prior to the stockholders meeting of the Company called to vote on the Merger. DT hereby disclaims beneficial ownership of the Common Shares owned by the Stockholders that are subject to the Stockholder Agreements.

         (c) Except for the Agreements described in Item 4, there have been no transactions in Common Shares by DT, or, to the best knowledge of DT, the members of the Supervisory Board or Board of Management of DT during the past 60 days.

         (d) To the best knowledge of DT, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  See Items 4 and 5.

         Except as set forth in Items 4 and 5, neither DT nor, to the best knowledge of DT, any of members of the Supervisory Board or Board of Management of DT, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.

Item 7.           Material to be Filed as Exhibits.

                                          EXHIBIT INDEX
--------------------------------------------------------------------------------
Exhibit Number                Description

--------------------------------------------------------------------------------
1                             Agreement and Plan of Merger, dated as of July 23,
                              2000, between DT and the Company, incorporated by
                              reference herein from Exhibit 2.1 to the Company's
                              Current Report on 8-K (File No. 0-25441), dated
                              July 28, 2000. Schedules or similar attachments to
                              this Exhibit have not been filed; upon request, DT
                              will furnish supplementally to the Commission a
                              copy of any omitted schedule
--------------------------------------------------------------------------------
2                             Stock Subscription Agreement, dated as of July 23,
                              2000, between DT and the Company, incorporated by
                              reference herein from Exhibit 99.1 to the
                              Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000. Certain attachments
                              to this Exhibit have not been filed as exhibits to
                              this Exhibit; upon request, DT will furnish
                              supplementally a copy of any omitted attachment.
--------------------------------------------------------------------------------
3                             Form of Certificate of Designation for the
                              Convertible Preferred Stock, incorporated by
                              reference herein from Exhibit 4.1 to the Company's
                              Current Report on 8-K (File No. 0-25441), dated
                              July 28, 2000.
--------------------------------------------------------------------------------
4                             Investor Agreement between DT and the Company,
                              dated as of July 23, 2000, incorporated by
                              reference herein from Exhibit 99.2 to the
                              Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000. An annex to this
                              Exhibit has not been filed as an annex to this
                              Exhibit; upon request, DT will furnish
                              supplementally to the Commission a copy of the
                              omitted annex.
--------------------------------------------------------------------------------
5                             First Amended and Restated Voting Agreement among
                              the Company and the Stockholders, dated as of July
                              23, 2000, incorporated by reference herein from
                              Exhibit 10.1 to the Company's Current Report on
                              8-K (File No. 0-25441), dated July 28, 2000.
--------------------------------------------------------------------------------
6                             Stockholder Agreement between Telephone and Data
                              Systems, Inc. and DT, dated as of July 23, 2000,
                              together with the Side Letter Agreement between
                              TDS and DT, dated as of July 23, 2000.
--------------------------------------------------------------------------------
7                             Stockholders Agreement between Hutchison and DT,
                              dated as of July 23, 2000.
--------------------------------------------------------------------------------
8                             Stockholders Agreement between Sonera and DT,
                              dated as of July 23, 2000.
--------------------------------------------------------------------------------
9                             Stockholders Agreement among John W. Stanton,
                              Theresa Gillespie and DT, dated as of July 23,
                              2000.
--------------------------------------------------------------------------------
10                            Stockholders Agreement between Goldman Sachs and
                              DT, dated as of July 23, 2000.
--------------------------------------------------------------------------------
11                            Letter Agreement between DT and Allen & Company,
                              dated as of July 23, 2000
--------------------------------------------------------------------------------
12                            Letter Agreement between DT and Richard Fields,
                              dated as of July 23, 2000
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
13                            Agreement among Cook Inlet, DT and the Company,
                              dated as of July 23, 2000, and Exhibit A (Form of
                              Voting and Lock-up Agreement) thereto
                              incorporated by reference herein from
                              Exhibit 10.2 to the Company's Current Report on
                              8-K (File No. 0-25441), dated July 28, 2000.
--------------------------------------------------------------------------------
14                            Agreement among Providence, DT and the Company,
                              dated as of July 23, 2000, and Exhibit A (Form of
                              Voting and Lock-up Agreement) thereto incorporated
                              by reference herein from Exhibit 10.3 to the
                              Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000.
--------------------------------------------------------------------------------
15                            Exchange Rights Acquisition and Grant Agreement
                              among the Company, Western Wireless Corporation
                              and Providence, dated as of July 23, 2000,
                              incorporated by reference herein from Exhibit 10.4
                              to the Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000.
--------------------------------------------------------------------------------
16                            Exchange Rights Agreement between the Company and
                              Providence, dated as of July 23, 2000,
                              incorporated by reference herein from Exhibit 10.5
                              to the Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000.
--------------------------------------------------------------------------------
17                            Press Release, dated July 23, 2000, incorporated
                              by reference herein from Exhibit 99.3 to the
                              Company's Current Report on 8-K (File No. 0-25441)
                              dated July 28, 2000.
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         August 2, 2000                     DEUTSCHE TELEKOM AG

                                            /s/  Kevin Copp
                                            ----------------------------------
                                            By:    Kevin Copp
                                            Title: Head of International Legal
                                                   Affairs

                                                                Schedule I

             Directors and Executive Officers of Deutsche Telekom AG

         The following tables I and II set forth the names, addresses and, with respect to the Supervisory Board (Table II), principal occupations of the members of DT's Board of Management and Supervisory Board. Each member of the Board of Management is principally employed by DT.

I.        The Board of Management

Dr. Ron Sommer
Chairman
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Josef Brauner
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Detlef Buchal
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Karl-Gerhard Eick
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Jeffrey A. Hedberg
Deutsche Telekom AG
Postfach 20 00
53105 Bonn
Citizen of the United States of America

Dr. Hagen Hultzsch
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Heinz Klinkhammer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dipl. Ing. Gerd Tenzer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

II. Supervisory Board

Dr. Hans-Dietrich Winkhaus                                    Dr. h.c. Andre Leysen
Chairman, Chairman of the Management                          Chairman of the Supervisory Board
Board of Henkel KgaA                                          of GEVAERT N.V.
Henkelstrasse 67                                              Septe Straat 27
D-40191 Dusseldorf                                            B-2640 Mortsel
                                                              Citizen of Belgium

Rudiger Schulze                                               Waltraud Litzenberger
Vice-Chairman, Member of the Central                          Chairwoman of the Works Council at
Executive Committee of the German Postal                      Deutsche Telekom's Branch Office in Bad
Union                                                         Kreuznach,
Rhonestr. 2                                                   Bruckes 2-8
D-60528 Frankfurt/M                                           D-55545 Bad Kreuznach


Gert Becker                                                   Michael Loffler
Member of the Supervisory Board of                            Chairman of the Works Council at Deutsche
 Deutsche Telekom AG                                          Telekom AG's Branch Office in Leipzig
Friedrich-Ebart-Allee 140                                     Querstrasse 1-3
D-53113 Bonn                                                  D-04103 Leipzig


Josef Falbisoner                                              Hans-W. Reich
Chairman of the Deutsche Postgewerkschaft                     Speaker of the Managing Board,
trade union, Southern Bavaria District                        Kreditanstalt fur Wiederaufbrau
Schwanthaler Str. 64                                          Palmengarten 5-9
D-80336 Munich                                                D-60325 Frankfurt/Main


Dr. Hubertus von Grunberg                                     Rainer Roll
Chairman of the Supervisory Board                             Vice-Chairman of the Central Works Council
of Continental AG                                             at Deutsche Telekom AG
Vahrenwalder Str. 9                                           Friedrich-Ebert-Allee 140
D-30165 Hannover                                              D-53113 Bonn


Dr. sc. techn. Dieter Hundt                                   Wolfgang Schmitt
Managing Partner of Allgaier Werke GmbH &                     Head of Deutsche Telekom AG's Regional
Co. KG, President of the National Union of                    Directorate in Freiburg i.B.
German Employer Associations                                  Berliner Allee 1
Postfach 40                                                   D-79114 Freiburg im Breisgau
D-73062 Uhingen

Rainer Koch,                                                  Michael Sommer
Chairman of the Works                                         Vice-Chairman of the Deutsche Post
Council of DeTelmmobilien                                     Gewerkschaft
Kaiser-Wilhelm-Ring 4-6                                       Rhonestrasse 2
D-48145 Munster                                               D-60528 Frankfurt


Ursula Steinke                                                Prof. Dr. Helmut Sihler
Chairwoman of the Works Council at                            Member of the Supervisory Board
Deutsche Telekom AG's Northern District                        of Deutsche Telekom AG
Service and Computer Center                                   Friedrich-Ebert-Alee 14D
Bunsenstr. 29                                                 D-53113 Bonn
D-24145 Kiel                                                  Citizen of Austria


Prof. Dr.h.c. Dieter Stolte
Director General of the Zweites Deutsches
Fernsehen broadcasting organization
Postfach 40 40
D-55100 Mainz


Bernhard Walter
Former Chairman of the Management Board of Dresdner Bank
Jurgen-Ponto-Platz 1
D-60301 Frankfurt am Main


Wilhelm Wegner
Chairman of the Central Works Council at
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn


Prof. Dr. Heribert Zitzelsberger
State Secretary in BMF, the Federal Finance
Ministry (Bundesministerium der Finanzen)
Wilhelmstr. 97
D-10117 Berlin

                                          EXHIBIT LIST

Exhibit Number                Description
--------------                -----------
1                             Agreement and Plan of Merger, dated as of July 23,
                              2000, between DT and the Company, incorporated by
                              reference herein from Exhibit 2.1 to the Company's
                              Current Report on 8-K (File No. 0-25441), dated
                              July 28, 2000. Schedules or similar attachments to
                              this Exhibit have not been filed; upon request, DT
                              will furnish supplementally to the Commission a
                              copy of any omitted schedule

2                             Stock Subscription Agreement, dated as of July 23,
                              2000, between DT and the Company, incorporated by reference herein from Exhibit 99.1 to the Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000. Certain attachments to this Exhibit have not been filed as exhibits to this Exhibit; upon request, DT will furnish supplementally a copy of any omitted attachment.

3 Form of Certificate of Designation for the Convertible Preferred Stock, incorporated by reference herein from Exhibit 4.1 to the Company's
                              Current Report on 8-K (File No. 0-25441), dated
                              July 28, 2000.

4 Investor Agreement between DT and the Company, dated as of July 23, 2000, incorporated by reference herein from Exhibit 99.2 to the Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000. An annex to this
                              Exhibit has not been filed as an annex to this Exhibit; upon request, DT will furnish supplementally to the Commission a copy of the omitted annex.

5 First Amended and Restated Voting Agreement among the Company and the Stockholders, dated as of July
                              23, 2000, incorporated by reference herein from
                              Exhibit 10.1 to the Company's Current Report on
                              8-K (File No. 0-25441), dated July 28, 2000.

6                             Stockholder Agreement between Telephone and Data
                              Systems, Inc. and DT, dated as of July 23, 2000, together with the Side Letter Agreement between TDS and DT, dated as of July 23, 2000.

7 Stockholders Agreement between Hutchison and DT, dated as of July 23, 2000.

8 Stockholders Agreement between Sonera and DT, dated as of July 23, 2000.

9                             Stockholders Agreement among John W. Stanton,
                              Theresa Gillespie and DT, dated as of July 23,
                              2000.

10                            Stockholders Agreement between Goldman Sachs and
                              DT, dated as of July 23, 2000.

11 Letter Agreement between DT and Allen & Company, dated as of July 23, 2000

12 Letter Agreement between DT and Richard Fields, dated as of July 23, 2000

13 Agreement among Cook Inlet, DT and the Company, dated as of July 23, 2000, and Exhbit A (Form of
                              Voting and lock-up Agreement) thereto
                              incorporated by reference herein from
                              Exhibit 10.2 to the

                              Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000.

14 Agreement among Providence, DT and the Company, dated as of July 23, 2000, and Exhibit A (Form of
                              Voting and Lock-up Agreement) thereto incorporated by reference herein from Exhibit 10.3 to the Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000.

15 Exchange Rights Acquisition and Grant Agreement among the Company, Western Wireless Corporation and Providence, dated as of July 23, 2000, incorporated by reference herein from Exhibit 10.4 to the Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000.

16                            Exchange Rights Agreement between the Company and
                              Providence, dated as of July 23, 2000,
                              incorporated by reference herein from Exhibit 10.5 to the Company's Current Report on 8-K (File No.
                              0-25441), dated July 28, 2000.

17 Press Release, dated July 23, 2000, incorporated by reference herein from Exhibit 99.3 to the Company's Current Report on 8-K (File No. 0-25441) dated July 28, 2000.